# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: XTI Aerospace, Inc., CIK 0001529113
CUSIP: 98423K405
Title of class of securities: Common Stock, $0.001 par value per share
Address of issuer's principal executive offices: 511 East John W. Carpenter Freeway, Suite 500, Los Colinas, Texas (TX), 75062
Date of event which requires filing of this statement: 09/02/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001638139

## Reporting persons
- Grossman Bruce: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 2,621,433; shared voting power 0; sole dispositive power 2,621,433; shared dispositive power 0; aggregate amount beneficially owned 2,621,433 (6.8% of the class)

## Item 1. Issuer
Name of issuer: XTI Aerospace, Inc.
Address of issuer's principal executive offices: 511 East John W. Carpenter Freeway, Suite 500, Los Colinas, TX 75062

## Item 2. Person Filing
Name of person filing: Bruce Grossman
Address of principal business office or, if none, residence:
c/o Dillon Hill Capital LLC
200 Business Park Drive, Suite 306
Armonk, NY 10504
Citizenship: United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The shares of Common Stock reported on this Schedule are indirectly beneficially owned by the Reporting Person.

Dillon Hill Capital, LLC, of which the Reporting Person is the sole member, directly owns 845,759 shares of Common Stock of the Issuer.

Dillon Hill Investment Co LLC, the investment decisions of which are controlled by the Reporting Person, directly owns 1,775,674 shares of Common Stock.

The Reporting Person may be deemed to have sole voting and dispositive power over the shares of Common Stock held by Dillon Hill Capital LLC and shared voting and dispositive power over the shares of Common Stock held by Dillon Hill Investment Co LLC.

The percentage beneficial ownership reported in Item 11 of the cover pages to this Schedule was calculated based on 38,477,789 shares of Common Stock outstanding as of May 14, 2026.
Percent of class: See Rows 5 through 11 of the Reporting Person's cover page.
Sole power to vote or to direct the vote: See Rows 5 through 11 of the Reporting Person's cover page.
Shared power to vote or to direct the vote: See Rows 5 through 11 of the Reporting Person's cover page.
Sole power to dispose or to direct the disposition: See Rows 5 through 11 of the Reporting Person's cover page.
Shared power to dispose or to direct the disposition: See Rows 5 through 11 of the Reporting Person's cover page.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: See Item 4.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: See Item 4.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
None.

## Signatures
- Grossman Bruce: /s/ Bruce Grossman, Bruce Grossman (09/09/2026)